UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

HD SUPPLY HOLDINGS, INC.

(Name of Subject Company)

CORONADO ACQUISITION SUB INC.

(Offeror)

THE HOME DEPOT, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.01 per share

(Title of Class of Securities)

40416M105

(CUSIP Number of Class of Securities)

Teresa Wynn Roseborough

The Home Depot, Inc.

2455 Paces Ferry Road

Atlanta, Georgia 30339

(770) 433-8211

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David E. Shapiro, Esq.

Samson Z. Mesele, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,744,491,644.19	$954,024.04

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 155,116,917 shares of common stock, par value $0.01 per share, of HD Supply Holdings, Inc. (“HD Supply”) multiplied by the offer price of $56.00 per share, (ii) the net offer price for 2,411,519 shares issuable pursuant to outstanding stock options with an exercise price less than $56.00 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $56.00 minus the weighted average exercise price per share), (iii) 138,494 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $56.00, and (iv) 66,715 shares subject to issuance upon settlement of outstanding deferred stock units multiplied by the offer price of $56.00. The calculation of the filing fee is based on information provided by HD Supply as of November 20, 2020.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $954,024.04	Filing Party: Coronado Acquisition Sub Inc. and The Home Depot, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 24, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Coronado Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of The Home Depot, Inc., a Delaware corporation (“The Home Depot”), with the U.S. Securities and Exchange Commission on November 24, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of HD Supply Holdings, Inc., a Delaware corporation (“HD Supply”), at a price of $56.00 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase, dated November 24, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 9; Item 11.

The information set forth in Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented as follows:

At midnight, New York City time, at the end of the day on Wednesday, December 23, 2020, the Offer expired. The Depositary advised Purchaser that, as of the expiration of the Offer, a total of 127,928,897 Shares had been validly tendered and not validly withdrawn in the Offer, representing approximately 82.9% of the outstanding Shares. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Promptly after the expiration of the Offer, Purchaser accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

On December 24, 2020, The Home Depot and Purchaser completed the acquisition of HD Supply by consummating the Merger without a vote of the stockholders of HD Supply in accordance with Section 251(h) of the DGCL. At the Effective Time, Purchaser was merged with and into HD Supply, with HD Supply continuing as the Surviving Corporation and a wholly owned subsidiary of The Home Depot, and each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by The Home Depot, Purchaser or HD Supply, or by any of their respective direct or indirect wholly owned subsidiaries, and Shares held by stockholders of HD Supply who were entitled to demand and who had properly and validly demanded their statutory rights of appraisal and had neither withdrawn nor lost such rights prior to the Effective Time) was converted into the right to receive $56.00 per Share in cash, without interest, subject to any withholding of taxes.

As a result of the Merger, the Shares have been delisted and ceased trading on the Nasdaq Global Select Market. The Home Depot and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of HD Supply’s reporting obligations under the Exchange Act as promptly as practicable.

On December 24, 2020, The Home Depot issued a press release announcing the expiration and results of the Offer. A copy of the press release is attached as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 24, 2020.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Summary Advertisement as published in The New York Times on November 24, 2020.*

(a)(1)(F)	Press Release, dated November 16, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by The Home Depot, Inc. with the U.S. Securities and Exchange Commission on November 16, 2020).

(a)(1)(G)	Excerpts from Third Quarter 2020 Earnings Call, dated November 17, 2020 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by The Home Depot, Inc. with the U.S. Securities and Exchange Commission on November 17, 2020).

(a)(5)(A)	Press Release, dated December 24, 2020.

(d)(1)	Agreement and Plan of Merger among The Home Depot, Inc., Coronado Acquisition Sub Inc. and HD Supply Holdings, Inc., dated as of November 15, 2020 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by The Home Depot, Inc. with the U.S. Securities and Exchange Commission on November 18, 2020).

(d)(2)	Confidentiality Agreement, dated as of October 28, 2020, between HD Supply Holdings, Inc. and The Home Depot, Inc.*

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2020

CORONADO ACQUISITION SUB INC.

By:	/s/ Richard V. McPhail
Name:	Richard V. McPhail
Title:	Vice President, Chief Financial Officer and Treasurer

THE HOME DEPOT, INC.

By:	/s/ Richard V. McPhail
Name:	Richard V. McPhail
Title:	Executive Vice President and Chief Financial Officer